Exhibit 19.1

Rev. Dec-24

GeoVax Labs, Inc.

Insider Trading Policy

1.         Introduction

It is illegal for any person, either personally or on behalf of others, to trade in the securities of GeoVax Labs, Inc. (“GeoVax” or the “Company”) on the basis of material, non-public information. It is also illegal to communicate (or “tip”) material, non-public information to others who may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.”

This memorandum sets forth GeoVax’s policy (the “Policy”) against insider trading. The objective of this policy is to protect both you and GeoVax from securities law violations, or even the appearance thereof.

All directors, officers and employees of GeoVax and its subsidiaries, as well as members of GeoVax’s Scientific Advisory Board must comply with this policy. GeoVax may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

You are encouraged to ask questions and seek any follow-up information you may require about this policy. Please direct your questions to GeoVax’s Compliance Officer, Mark Reynolds.

2.         The Consequences of Insider Trading

Potential penalties for insider trading violations include imprisonment for up to 20 years, civil fines of up to three times the profit gained or loss avoided by the trading, and criminal fines of up to $5 million. In addition, a company whose director, officer or employee violates the insider trading prohibitions may be liable for a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the director, officer or employee’s insider trading violations, as well as criminal fines of up to $5 million.

Moreover, a director, officer or employee’s failure to comply with the Company’s insider trading policy may subject such person to sanctions imposed by the Company, including dismissal for cause, whether or not such person’s failure to comply with this policy results in a violation of law.

Each individual is responsible for complying with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

3.         GeoVax’s Insider Trading Policy

a)         Black-out Periods.

The Company may on occasion issue potentially material information by means of a press release, public filing with the Securities and Exchange Commission (the “SEC”), or by other means designed to achieve widespread dissemination of the information. Prior to the release of such material information, the Company’s Compliance Officer may announce a black-out period during which directors, officers, employees and their respective Related Persons (as defined herein) or any subset thereof as determined by the Compliance Officer will be prohibited from trading in the Company’s securities. The existence of a black-out period may not be announced to the Company as a whole, may be considered to be material non-public information and should not be communicated to any other person. Even though some employees may not have access to any material non-public information at the time, these black-out periods are intended to protect everyone concerned and to ensure that there is no appearance of impropriety on anyone’s part. Additionally, if there is no black-out period in effect, or the Compliance Officer has not designated you as a person who should not engage in transactions in the Company’s securities due to a black-out period, you should not trade while aware of material non-public information.

b)         Material Non-Public Information.

No director, officer or employee (or any other person designated by this Policy or the Compliance Officer as subject to this Policy) having material*, non-public** information relating to the Company may, directly or indirectly through their Related Persons, engage in transactions involving securities of GeoVax, recommend that others engage in transactions involving such securities or pass that information on to others. These restrictions apply even if there is no black-out period in effect.

*      Material Information. All information that a reasonable investor would consider important in deciding whether to buy, sell, or hold securities is considered to be “material”. Information that could be expected to affect the price of a company’s securities once it is made public is almost always material.

Examples. Common examples of information that will frequently be regarded as material are:

o	financial results or expectations for the quarter or the year;
o	the gain or loss of a substantial customer or supplier;
o	projections of future earnings or losses;
o	results of clinical trials;
o	FDA clearance, denial of clearance, or other regulatory action.
o	news of a pending or proposed merger, acquisition or tender offer;
o	news of a significant sale of assets or the disposition of a subsidiary;
o	the declaration of a stock split
o	the public or private offering of additional securities;
o	the establishment of a repurchase program for a company’s securities;
o	changes in management;
o	significant new products or discoveries;
o	significant cybersecurity incidents or any other significant disruptions in the company’s operations;

o	changes in auditors or disagreements with auditors;
o	impending bankruptcy or financial liquidity problems;
o	significant write-downs in assets or increases in reserves; and
o	news of significant litigation or a government investigation;

These are examples only. Many other types of information may be considered material. When in doubt about whether information is material call GeoVax’ Compliance Officer or assume that the information is material and treat it as confidential.

**   Non-Public Information. Information is considered to be non-public unless it has been effectively disclosed to the public. Examples of public disclosure include public filings with the SEC and Company press releases, including earnings releases. By contrast, information would likely not be considered effectively disclosed to the public if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination; dissemination must be from the Company. Not only must the information have been publicly disclosed, but there must also have been adequate time for the market as a whole to digest the information. Although timing may vary depending upon the circumstances, a good rule of thumb is that information is considered non-public until the third business day after public disclosure. For example, if the Company were to make an announcement on a Monday, you should not trade in the Company’s securities until Thursday.

As with questions of materiality, when in doubt about whether information is non‑public call GeoVax’s Compliance Officer or assume that the information is non‑public and treat it as confidential.

Transactions Subject to the Policy. This Policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of the Company’s securities.

Additional Prohibited Transactions. GeoVax considers it improper and inappropriate for any director, officer or employee to engage in short-term or speculative transactions involving GeoVax securities. It is therefore GeoVax’s policy that directors, officers and employees may not engage in any of the following transactions with respect to GeoVax securities:

o

Trading in securities on a short-term basis: Any GeoVax securities purchased in the open market must be held for a minimum of six months. It should be noted that the SEC has strict prohibitions against officers and directors executing an open market “buy” and “sell” within the same six month period

o	Purchases of the Company’s securities on margin.
o	Pledging or hypothecating the Company’s securities as collateral for a loan.
o	Hedging transactions, including through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars or exchange funds.
o	Short sales.
o	Buying or selling puts or calls.

Information Relating to Other Companies. It is GeoVax’s policy that its directors, officers and employees may not, directly or indirectly through their Related Persons, engage in transactions involving the securities of any other company, including our customers or suppliers, while in possession of material non-public information obtained in the course of their relationship with the Company.

c)         Exception for Rule 10b5-1 Trading Plans

The above prohibitions against insider trading will not apply if the trading is conducted under a valid Rule 10b5-1 plan. Rule 10b5-1 of the Securities Exchange Act of 1934 allows directors, officers and employees to trade in GeoVax securities, regardless of whether they have inside information, if the transaction is made pursuant to a pre-arranged trading plan (a “Rule 10b5-1 Plan”) that was entered into when the director, officer or employee was not in possession of material, non-public information.

To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which may be obtained from the Compliance Officer. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of the 90th day after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period. Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

d)         Pre-clearance of Trading Activities.

Since third parties outside of GeoVax’s control may bring claims with respect to insider trading, trades by persons subject to this policy are at the risk of the trader.

In order to mitigate this risk, it is required that directors, officers and any other employees the Company’s Compliance Officer determines to be subject to these procedures must “pre-clear” any transaction involving GeoVax securities (including those proposed to be engaged by a Related Person) with the Company’s Compliance Officer to ensure that there is no pending corporate event, announcement or other factor that may cause anyone to view your trading activity as inappropriate or illegal.

A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating, and should direct his or her Related Persons to refrain from initiating, any transaction in GeoVax securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material non-public information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.

None of the Company, the Compliance Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to this section. Notwithstanding any pre-clearance of a transaction pursuant to this section, none of the Company, the Compliance Officer or the Company’s other employees assumes any liability for the legality or consequences of such transaction to the person engaging in such transaction.

4.         Filing of Section 16 Reports

Directors, officers and certain others with ownership interests exceeding 5% are required to file reports with the SEC to report transactions involving the Company’s securities. Generally, most transactions will be reported on a Form 4, which is due to be filed within two business days after the transaction. The Company’s Compliance Officer will assist you in filing these reports.

5.         Other Considerations

Twenty-Twenty Hindsight. If your securities transactions come under scrutiny, they will be viewed with the benefit of hindsight. Therefore, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions By Related Persons. All of these restrictions apply to (i) your family members who reside with you (including a spouse, a child (whether or not away at college), stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), (ii) anyone else who lives in your household, (iii) any family members who do not live in your household but whose transactions are directed by you or subject to your influence, direction or control, such as parents or children who consult with you before they trade in GeoVax securities, and (iv) any entities you influence, direct or control, including any corporations, partnerships or trusts (clauses (i) through (iv), collectively, “Related Persons”), and directors, officers and employees are expected to be responsible for their compliance as well. Therefore, you should make them aware of the need to confer with you before they trade in GeoVax securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

Tipping Information To Others. Directors, officers and employees must not pass on or “tip” any information to others. The penalties described above apply to people who give “tips” of material non-public information to others, whether or not the “tipper” derives any benefit from the actions of the people receiving the tip.

Post-Termination Transactions. This Policy continues to apply to transactions in GeoVax securities even after termination of service to the Company. If an individual is in possession of material non-public information when his or her service terminates, that individual may not engage in transactions in GeoVax securities until that information has become public or is no longer material.

6.         Company Assistance

Compliance by all directors, officers and employees with this policy is of the utmost importance both for them and for GeoVax. If you have any questions about the application of this policy to any particular case, please immediately contact the Compliance Officer.

7.         Certifications

The Company requires all directors, officers and employees to certify in writing their understanding of and intent to comply with this Insider Trading Policy, as a condition to their continued service to or employment with the Company.

GeoVax Labs, Inc.

Insider Trading Policy

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned hereby acknowledges and certifies that:

(a)         I have read and understand the GeoVax Labs, Inc. Insider Trading Policy (the “Policy Statement”).

(b)         I understand that the Compliance Officer is available to answer any questions I have regarding the Policy Statement.

I will continue to comply with the Policy Statement for as long as I am subject to the policy.

Date:

Signature:

Print Name: